Puissant Industries, Inc.
3701 Edmonton Road, P.O. Box 351
Columbia Kentucky 42728
Telephone 270-385-9877

October 26, 2011

FILED ON EDGAR AS CORRESPONDENCE
United States Securities and Exchange Commission
Division of Corporate Finance
Washington D.C. 20549

Re: Puissant Industries Inc.

Amendment No. 7 to Registration Statement on Form S-1
Filed October 25, 2011
File No. 333-174222

To whom it may concern:

In accordance with Rule 461 under the Securities Act of 1933, Puissant Industries, Inc., a Florida corporation (the “Registrant”), hereby requests acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-174222) (the “Registration Statement”), which was filed with the Securities and Exchange Commission (the “Commission”) on October 26, 2011. The Registrant respectfully requests that the Registration Statement become effective by 5:00 PM, Friday October 28, 2011, Washington, D.C. time, or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have further questions please do not hesitate to contact our attorney, Brenda Hamilton at 561-416-8956.

Sincerely

/s/ Mark Holbrook
Mark Holbrook
Chief Executive Officer